Ropes & Gray LLP
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WRITER’S DIRECT DIAL NUMBER: (202) 508-4732
April 13, 2010
VIA EDGAR
Ms. Alison White
U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	Registrant:	BB&T Variable Insurance Funds
	File Nos.:	333-121205 and 811-21682
	Filing Type:	Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A
	Filing Date:	February 26, 2010
Dear Ms. White:
     This letter is in response to oral comments provided to the undersigned by Ms. Alison White of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the post-effective amendment to the registration statement (the “Registration Statement”) of the BB&T Variable Insurance Funds (each, a “Fund” and collectively, the “Trust”) filed on February 26, 2010. These comments and responses thereto are set forth below.
     Per your request, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and that Staff comments or changes in response to Staff comments with respect to the Trust’s Registration Statement, do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between such Trust and the Commission with respect to the Registration Statement as a defense in any securities-related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

Comment 1:	Please update EDGAR series and class identifiers with respect to BB&T Select Equity VIF in light of the Fund’s name change.

Response:	The name change with respect to BB&T Select Equity VIF (formerly BB&T Large Cap VIF) will take effect on May 1, 2010, and the series and class identifiers with respect to the Fund will be updated in connection with the Fund’s name change.

Comment 2:	Please relocate or remove the following sentence from the “Investment Objective” section of each Fund’s summary section: “The Fund’s investment objective is not fundamental and may be changed without shareholder approval.”

Response:	The requested changes have been made. The disclosure has been moved to each Fund’s statutory prospectus.

Comment 3:	Please delete all footnote information from each Fund’s Annual Fund Operating Expenses table, except any information that is explicitly required by Item 3 of Form N-1A, including but not limited to the statement that “The fees presented above represent those of prior fiscal years and may be different for the current fiscal year.”

Response:	The requested changes have been made.

Comment 4:	Please clarify whether active trading risk is a principal risk for any Fund.

Response:	The Funds do not intend to engage in active trading as a principal investment strategy; therefore, active trading risk is not identified as a principal risk for any of the Funds. The Funds may engage in active trading in certain circumstances, and include disclosure regarding active trading and its consequences in their respective statutory prospectuses.

Comment 5:	With regard to BB&T Total Return Bond VIF, please advise whether the Fund intends to invest in sub-prime mortgage securities and, if so, whether the risk associated with such an investment is a principal risk with respect to the Fund.

Response:	The Fund currently does not intend to invest in sub-prime mortgage securities as a principal investment strategy; therefore, risk associated with such securities is not identified as a principal risk with respect to the Fund.

Comment 6:	With regard to BB&T Capital Manager Equity VIF, please combine the second and third paragraphs under the Fund’s Principal Strategy in the summary section.

Response:	The requested change has been made.

Comment 7:	With regard to the BB&T Capital Manager Equity VIF, please change the Principal Risks entitled “Equity Funds” and “Fixed Income Funds” to “Equity Fund Risk” and “Fixed Income Fund Risk,” respectively.

Response:	The requested changes have been made.

Comment 8:	For each of BB&T Capital Manager Equity VIF and BB&T Select Equity VIF, please move the disclosure regarding prior performance information in footnote 1 to the Average Annual Total Returns table to the preamble for the table.

Response:	The requested changes have been made.

Comment 9:	In the “Fund Management” section of each Fund’s prospectus, please advise as to whether the disclosure regarding manager-of-managers exemptive relief continues to be appropriate.

Response:	The disclosure has been deleted.

Comment 10:	The back cover page of the BB&T Capital Manager Equity VIF prospectus states that “[t]he Fund does not maintain a Web site.” The Principal Strategy for the Fund states that “[m]ore information [about the Underlying Funds in which the Fund invests] is available online at www.bbtfunds.com.” Please advise as to whether the Fund maintains a Web site.

Response:	BB&T Capital Manager Equity VIF does not maintain a Web site. The Underlying Funds in which the Fund invests maintain a Web site at www.bbtfunds.com, at which information about those Underlying Funds is available.

Comment 11:	In Part C of the filing, please include actual Fund agreements rather than forms of Fund agreements.

Response:	The requested changes have been made.
If you have any further questions or comments please do not hesitate to call me at (202) 508-4732.

Sincerely,
/s/ Molly Moore
Molly Moore

cc:	Alan G. Priest, Esq. Alyssa Albertelli, Esq.